                   SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549

                              _____________

                                FORM 11-K
                              _____________


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                For the fiscal year ended December 31, 1999

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

               For the transition period ______ to ______.

                     Commission File Number: 1-10398

    (A) Full title of the plan and address of the plan if different from that of the issuer named below:

                    EMPLOYEE STOCK OWNERSHIP PLAN OF
             GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES

    (B) Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         GIANT INDUSTRIES, INC.
                      23733 North Scottsdale Road
                       Scottsdale, Arizona 85255

                           REQUIRED INFORMATION

     Employee Stock Ownership Plan of Giant Industries, Inc. and Affiliated Companies (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1999 and 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                 EXHIBITS

Exhibit 23.1 - Independent Auditors' Consent

                          SIGNATURES
                          ----------

    Pursuant to the requirements of the Securities Exchange
Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                     EMPLOYEE STOCK OWNERSHIP PLAN OF GIANT
                     INDUSTRIES, INC. AND AFFILIATED COMPANIES


Date: May 26, 2000     Signature: /s/ Kim H. Bullerdick
                                 -------------------------------
                                 Kim H. Bullerdick
                                 Vice President, Legal Department
                                 Director, and Secretary



Date: May 26, 2000     Signature: /s/ Gary R. Dalke
                                 -------------------------------
                                 Gary R. Dalke, Vice President,
                                 Controller, Accounting Officer
                                 and Assistant Secretary



Date: May 26, 2000     Signature: /s/ Charley Yonker, Jr.
                                 -------------------------------
                                 Charley Yonker, Jr.,
                                 Vice President, Human Resources

                               APPENDIX 1

                    EMPLOYEE STOCK OWNERSHIP PLAN OF
            GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES


                     FINANCIAL STATEMENTS AS OF AND
             FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998,
           SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
           DECEMBER 31, 1999, AND INDEPENDENT AUDITORS' REPORT

                EMPLOYEE STOCK OWNERSHIP PLAN OF
         GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES

                        TABLE OF CONTENTS

                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                       1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 1999 AND 1998:

    Statements of Net Assets Available for Benefits                2

    Statements of Changes in Net Assets Available for Benefits     3

    Notes to Financial Statements                                 4-7

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 1999:

    Item 27a - Assets Held for Investment Purposes                 8

    Item 27d - Schedule of Reportable Transactions                 9

                     INDEPENDENT AUDITORS' REPORT

Administrative Committee
Employee Stock Ownership Plan of
Giant Industries, Inc. and Affiliated Companies
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of the Employee Stock Ownership Plan of Giant Industries, Inc. and Affiliated Companies as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Employee Stock Ownership Plan of Giant Industries, Inc. and Affiliated Companies as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended December 31, 1999 on pages 8 and 9 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Phoenix, Arizona
April 26, 2000

                   EMPLOYEE STOCK OWNERSHIP PLAN OF
            GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES

            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                      DECEMBER 31, 1999 AND 1998


                                                  1999          1998
                                               -----------  -----------
ASSETS

INVESTMENTS AT FAIR VALUE (Note 3):
  Common stock of Giant Industries, Inc.       $11,221,930  $10,778,803
  Wells Fargo pooled equity and income funds     2,951,746
  Bank of America Balanced Fund                               3,333,351
  ML Lee Acquisition Fund                            5,559        5,733
  Limited partnership                                7,200        6,600
  Loans to participants                             35,732       33,955
                                               -----------  -----------
    Total investments at fair value             14,222,167   14,158,442

INTEREST AND DIVIDENDS RECEIVABLE                      624

OTHER RECEIVABLES                                    2,647        1,406
                                               -----------  -----------
    Total assets                                14,225,438   14,159,848

LIABILITIES

ACCRUED LIABILITIES                                  9,272        9,247
                                               -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS              $14,216,166  $14,150,601
                                               ===========  ===========

See notes to financial statements.

                   EMPLOYEE STOCK OWNERSHIP PLAN OF
            GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES

       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                  1999          1998
                                              -----------   -----------
ADDITIONS:
  Employer contribution                       $ 3,000,000
  Interest and dividend income                     16,687   $   186,571
  Miscellaneous income                                300
                                              -----------   -----------
    Total additions                             3,016,987       186,571
                                              -----------   -----------
DEDUCTIONS:
  Distributions to participants                 2,889,399     2,122,077
  Net depreciation in fair value of
    investments (Note 3)                           62,023    10,671,117
                                              -----------   -----------
    Total deductions                            2,951,422    12,793,194
                                              -----------   -----------
NET INCREASE (DECREASE)                            65,565   (12,606,623)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                            14,150,601    26,757,224
                                              -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                 $14,216,166   $14,150,601
                                              ===========   ===========

See notes to financial statements.

                      EMPLOYEE STOCK OWNERSHIP PLAN OF
              GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES

                       NOTES TO FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1999 AND 1998


1.   DESCRIPTION OF THE PLAN

     GENERAL - The Employee Stock Ownership Plan of Giant Industries, Inc. (the "Company") and Affiliated Companies (the "Plan") is a non-contributory defined contribution plan which covers all eligible employees. The purpose of the Plan is to enable participants to share in the ownership of the Company. The Summary Plan Description describes the Plan, including contribution allocations, termination, vesting and benefit provisions. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     CONTRIBUTIONS - The Plan provides for a contribution from the Company from its current or accumulated net income as may be determined annually at the discretion of its Board of Directors.

     DISTRIBUTIONS - No distributions from the Plan are made until a participant retires, reaches age 59-1/2, dies, or otherwise terminates employment. Distributions may be made in cash or, if a participant elects, in the form of Company stock plus cash for any fractional shares.

     PARTICIPATION AND VESTING - Each employee hired on or after July 1, 1993 shall become a participant on his or her participation date, which is defined as the January 1 or July 1 coincident with or next following the date on which the employee shall have completed one year of service. The participation date of any employee hired prior to July 1, 1993 shall be determined in accordance with the terms of the Plan prior to the seventh amendment. Participants' interests in their accounts vest over a seven-year period. In the event the Plan is terminated by the Company, all participants would immediately become 100 percent vested in their accrued benefits as of the date of Plan termination.

     PARTICIPANT ACCOUNTS are maintained as follows:

     a. ASSET ACCOUNT - For interests in assets of the Plan other than Company stock.

     b. SECTION 1042 EMPLOYER STOCK ACCOUNT - For interests in Company stock acquired by the Plan prior to December 21, 1989 in a transaction which qualified for nonrecognition of gain under Internal Revenue Code (the "Code")
Section 1042.

     c. UNRESTRICTED EMPLOYEE STOCK ACCOUNT - For interests in Company stock not acquired in a transaction qualifying for nonrecognition of gain under
Section 1042 of the Code.

     ALLOCATIONS - Each participant's account is credited with an allocation of the Company's contribution, investment income and forfeitures of terminated participants' non-vested accounts. Allocations to participant accounts are made on a formula based on the ratio that each participant's compensation, as defined, during the Plan year, bears to the compensation of all such participants.

     PLAN ADMINISTRATION - The Company administers the Plan through an administrative committee comprised of three employees who are appointed by the Company's Board of Directors. Most expenses pertaining to the administration of the Plan are being paid by the Company, at the Company's option. Wells Fargo is the Plan's Trustee and Custodian and Boyce & Associates is the Plan's recordkeeper.

     AMENDMENTS - The Plan was amended ten times prior to 1999.

     An eleventh amendment was executed on March 24, 1998 to be effective as of July 1, 1999 to provide for the inclusion of qualifying employees who joined the Company because of the Company's acquisition of various assets from Kaibab Industries, Inc. in July 1998.

     A twelfth amendment was executed on March 16, 2000 to be effective January 1, 1999 to allow participants who have been employed with the Company at least 10 years and who are at least 59-1/2 years of age to take a complete distribution of his or her Plan allocation account.

     INVESTMENTS - The Plan's investments consist of the Company's common stock, mutual and pooled funds, an investment in a limited partnership and loans to participants. Effective February 2, 1999, the Plan changed its custodian and trustee and mutual fund investments. For 1998, the mutual fund investment consisted of the Bank of America Balanced Fund. For 1999, the mutual fund investments consist primarily of Wells Fargo pooled equity and fixed income funds.

     TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting records of the Plan are maintained on the accrual basis of accounting, and accordingly, revenues and expenses are recorded in the year earned or incurred.

     Investments are stated at fair value. The fair value of the Company's common stock is determined based on quoted market prices as of the Plan's year-end. Fair values for the Wells Fargo pooled equity and income funds and the Bank of America Balanced Fund are determined based on net asset values for the funds as reported by the banks. The fair value of the limited partnership is management's best estimate based on an independent appraisal provided by Wells Fargo. Loans to participants are valued at cost which approximates fair value. Interest and dividend income is recorded on the accrual basis.

     Distributions to participants are recorded when paid, or, for Plan participants who have requested payment of their account in stock, at the market value of the stock on the date that the shares are reregistered in the name of the participant.

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.


                                   -5

3.  INVESTMENTS

    The following tables present the fair value of the Plan's investments at December 31, 1999 and 1998:

                                                  NUMBER OF
DECEMBER 31, 1999                              SHARES OR UNITS   FAIR VALUE
-----------------                              ---------------   -----------
Giant Industries, Inc. common stock               1,339,932      $11,221,930
                                                                 -----------
Wells Fargo pooled equity and income funds:
  Wells Fargo Core Equity Fund                        2,197          790,906
  Wells Fargo Growth Stock Fund                       6,684          241,977
  Wells Fargo International Value Stock Fund          4,469          258,689
  Wells Fargo Small Cap Fund                          7,019          304,768
  Wells Fargo Short Intermediate Term Fund           75,791        1,117,598
  Wells Fargo Large Cap Growth Index Fund            19,271          237,808
                                                                 -----------
Total Wells Fargo funds                                            2,951,746
                                                                 -----------
ML Lee Acquisition Fund                                  25            5,559
                                                                 -----------
Limited partnership - Recorp. Mtg. Investors II         1.5            7,200
                                                                 -----------
Loans to participants                                                 35,732
                                                                 -----------
Total                                                            $14,222,167
                                                                 ===========

DECEMBER 31, 1998
-----------------
Giant Industries, Inc. common stock               1,149,739      $10,778,803
Bank of America Balanced Fund                       115,668        3,333,351
ML Lee Acquisition Fund                                  25            5,733
Limited partnership - Recorp. Mtg. Investors II         1.5            6,600
Loans to participants                                                 33,955
                                                                 -----------
Total                                                            $14,158,442
                                                                 ===========

     Net depreciation in fair value of the Plan's investments (including investments bought, sold and held during the period) for the years ended December 31 consist of the following:

                                                   1999             1998
                                                 ---------      ------------
Giant Industries, Inc. common stock              $(446,798)     $(11,121,613)
Wells Fargo pooled equity and income funds         384,000
Bank of America Balanced Fund                                        446,458
ML Lee Acquisition Fund                                175             3,534
Recorp. Mtg. Investors II                              600               504
                                                 ---------      ------------
Net depreciation                                 $ (62,023)     $(10,671,117)
                                                 =========      ============



                                   -6

4.  FEDERAL INCOME STATUS

    The Plan obtained its latest determination letter on April 2, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is current designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.  RELATED PARTY TRANSACTIONS

    Certain Plan investments are managed by Wells Fargo (and Bank of America in 1998). Wells Fargo (and Bank of America in 1998) is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

                                 * * * * * *




































                                   -7

                                EMPLOYEE STOCK OWNERSHIP PLAN OF
                        GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES

                                     SUPPLEMENTAL SCHEDULE
                                       DECEMBER 31, 1999


ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES

     COLUMN B                            COLUMN C                          COLUMN D     COLUMN E
-------------------      ---------------------------------------------    ----------   -----------
IDENTITY OF ISSUER,           DESCRIPTION OF INVESTMENT INCLUDING
BORROWER, LESSOR OR         COLLATERAL, RATE OF INTEREST, MATURITY                       CURRENT
   SIMILAR PARTY                  DATE, PAR OR MATURITY VALUE                COST         VALUE
-------------------      ---------------------------------------------    ----------   -----------
Giant Industries, Inc.   Common Stock - 1,339,932 shares                  $ 8,083,555   $11,221,930

Wells Fargo*             Core Equity Fund - 2,197 shares                      678,080       790,906
                         Growth Stock Fund - 6,684 shares                     183,354       241,977
                         International Value Stock Fund - 4,469 shares        170,448       258,689
                         Small Cap Fund - 7,019 shares                        167,194       304,768
                         Short Intermediate Term Fund - 75,791 shares       1,125,330     1,117,598
                         Large Cap Growth Index Fund - 19,271 shares          206,115       237,808

ML Lee Acquisition       Mutual Fund - 25 shares                               25,000         5,559

Recorp. Mtg.
  Investors II           Limited Partnership - 1.5 units                       60,000         7,200

Loans to participants    Loans at prime plus 3%, collaterialized by
                           vested accounts, due 2000 through 2004              35,732        35,732
                                                                          -----------   -----------
                         Total assets held for investment purposes        $10,734,808   $14,222,167
                                                                          ===========   ===========

*Party-in-Interest














                                   -8

                                            EMPLOYEE STOCK OWNERSHIP PLAN OF
                                    GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES

                                                 SUPPLEMENTAL SCHEDULE
                                             YEAR ENDED DECEMBER 31, 1999

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS


      COLUMN A                   COLUMN B                       COLUMN C    COLUMN D    COLUMN G    COLUMN H     COLUMN I
----------------------  -------------------------------------  ----------  ----------  ----------  -----------  ----------
                                                                                                    CURRENT
                                                                                                    VALUE OF
                                                                                                    ASSET ON
     IDENTITY OF                                                PURCHASE     SELLING      COST     TRANSACTION
    PARTY INVOLVED         DESCRIPTION OF ASSET                   PRICE       PRICE     OF ASSET      DATE       NET GAIN
----------------------  -------------------------------------  ----------  ----------  ----------  ----------   ----------
Series of Transactions

Bank of America         Short-Term Investment Fund             $4,967,694              $4,967,694  $4,967,694
Bank of America         Short-Term Investment Fund                         $4,967,694   4,967,694   4,967,694

Bank of America         Balanced Fund                               1,559                   1,559       1,559
Bank of America         Balanced Fund                                       3,259,526   2,635,822   3,259,526    $623,704

Wells Fargo             Core Bond                                 850,000                 850,000     850,000
Wells Fargo             Core Bond                                             814,933     850,000     814,933     (35,067)

Wells Fargo             Core Equity                               960,000                 960,000     960,000
Wells Fargo             Core Equity                                           300,375     281,920     300,375      18,455

Wells Fargo             Equity Value                              525,000                 525,000     525,000
Wells Fargo             Equity Value                                          524,011     525,000     524,011        (989)

Wells Fargo             Large Cap Growth                          408,000                 408,000     408,000
Wells Fargo             Large Cap Growth                                      225,000     201,885     225,000      23,115

Wells Fargo             S&P 500                                   810,000                 810,000     810,000
Wells Fargo             S&P 500                                               839,555     810,000     839,555      29,555

Wells Fargo             Short Intermediate Term                 1,145,000               1,145,000   1,145,000
Wells Fargo             Short Intermediate Term                                19,572      19,670      19,572         (98)

Wells Fargo             Short-Term Income                       4,551,142               4,551,142   4,551,142
Wells Fargo             Short-Term Income                                   4,551,142   4,551,142   4,551,142

Wells Fargo             Giant Industries, Inc. Common Stock     3,036,286               3,036,286
Wells Fargo             Giant Industries, Inc. Common Stock                   169,340      94,803     169,340      74,537

NOTE: Reportable transactions are those transactions which either singularly or in series of combined purchases and sales during the year exceed 5% of the fair value of the Plan's assets at the beginning of the year.


                                                           -9-